Nabors Industries Ltd.
Crown House
4 Par-la-Ville Road
Second Floor
Hamilton, Bermuda HMO8
August 30, 2011
Via EDGAR
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	Nabors Industries Ltd.
Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 1, 2011
(“2010 Form 10-K”)
Form 10-Q for Fiscal Quarter Ended June 30, 2011 Filed August 2, 2011
Form 8-K Furnished February 16, 2011
Dear Mr. Schwall:
     We confirm receipt by Nabors Industries Ltd. (the “Company”), a Bermuda exempt company, of the Commission’s comment letter with respect to the above-referenced submissions.
     To assist in the Staff’s review of the Company’s responses, we preface each with the text (in bold type) of the Staff’s comment. We believe that we have fully addressed your concerns, but will be pleased to discuss them at your convenience. As requested, this letter is being filed through the EDGAR system as correspondence and a copy is being faxed to your attention.
Form 10-K for Fiscal Year Ended December 31, 2010
Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 12 — Income Taxes, page 100
1.	We note your disclosure stating that you do not provide for United States or global income or withholding taxes on unremitted earnings of all United States and certain foreign entities as these earnings are considered to be permanently reinvested. Please revise to provide additional detail describing and quantifying the effect that permanently reinvesting foreign earnings outside of the United States may have on your overall liquidity position.
     Although the Company is listed on the New York Stock Exchange, it is a foreign corporation, organized and existing under the laws of Bermuda. The earnings of the majority of our non-US subsidiaries are not subject to US income taxes. We consider those earnings to be permanently invested in non-US operations; any earnings in excess of re-investment requirements would also be available to the Company without US tax consequences. As noted in our Income Tax accounting policy disclosure on page 77 of the 2010 Form 10-K, the amount of unremitted earnings was $7.0 million as of December 31, 2010. Additionally, the amount of cash held by those non-US subsidiaries was less than $1 million at December 31, 2010. Therefore, we do not believe that there is a significant impact on our current overall liquidity position due to unremitted earnings.
Note 17 — Commitments and Contingencies, page 110
Income Tax Contingencies, page 112
2.	We note your disclosure regarding potential tax assessments related to your operations in Mexico. Your disclosure states that you believe that the potential assessments will total approximately $90 million to $95 million and that a reserve has been recorded in accordance with GAAP. Please tell us the amount of the reserve recorded at December 31, 2010. Refer to FASB ASC 450-20-50.
     The Company understands that FASB ASC 450-20-15 (“Scope and Scope Exceptions”) excludes uncertainty in income taxes from the scope of FASB ASC 450-20-50 because that topic is addressed by FASB ASC 740-10 (“Income Taxes”). As noted in our discussion with the Commission last year (letter dated May 24, 2010), we recorded our accrual in connection with the ongoing audits and potential assessments proposed by Mexico’s taxing authorities in the uncertain tax positions component of Other long-term liabilities on the Company’s balance sheet. Our disclosure on page 113 of the 2010 Form 10-K quantifies the amount of the depreciation expense deductions likely to be questioned and the amounts of the depreciation expense deductions that would be disallowed should the Company not prevail upon final resolution.
     We determined that disclosure of our total reserve, but not the individual units comprising that reserve, meets the standard of disclosure required by FASB ASC 740-10 (“Income Taxes”). In the Income Tax note on page 100 of the 2010 Form 10-K, we disclose the total amount of our tax reserves, including, in tabular format, the components of unrecognized tax benefits. Additionally, we provide separate disclosure of total amounts of estimated interest and penalties related to gross unrecognized tax benefits, as well as amounts of interest and penalties recognized in the consolidated statements of income (loss). We believe that disclosing the specific amount of the reserve attributable to our uncertain tax position in Mexico could compromise our position in the dispute. Although the final outcome of these audits is uncertain, we do not anticipate that any adjustments that may be necessary as a result of an unfavorable resolution will have a material impact on our consolidated results of operations, financial position or cash flows.
Litigation, page 114
3.	We note your disclosure stating that your ultimate exposure with respect to pending lawsuits and claims is not expected to have a material adverse effect on your consolidated financial position or cash flows, but could have a material adverse effect on your results of operations for a particular reporting period. Please revise to provide additional information quantifying your ultimate exposure (i.e., the estimated loss or range of loss that is reasonably possible) or provide a statement that such an estimate cannot be made.
     The language cited above is contained in an introductory paragraph regarding litigation generally, which is followed by a discussion of specific matters in which we quantify our exposure. Included are all matters where a loss is reasonably possible and could have a material adverse effect on our results of operations for a particular reporting period. To clarify the disclosure in question, the Company undertakes in future filings to revise the disclosure to add: “For matters where an unfavorable outcome is reasonably possible and significant, we disclose the nature of the matter and a range of potential exposure, unless an estimate cannot be made at this time.”
     We have reviewed our disclosure and acknowledge the requirements of FASB ASC 450-20 and believe that our disclosure complies with the ASC as well as the Staff’s comment.

Note 24 — Supplemental Information on Oil and Gas Exploration and Production Activities, page 135
Oil and Gas Reserves, page 138
4.	Please modify your disclosure to separately present proved developed reserves and proved undeveloped reserves as of the beginning of the year (i.e., as of January 1, 2010). Refer to FASB ASC 932-235-50-4.
     We note the Staff’s comment and undertake to comply with the request in future filings. In filings that include the applicable disclosure, the Company will add a breakout of “Net Proved Reserves” at January 1, 2010 by “Proved Developed Reserves” and “Proved Undeveloped Reserves” for its wholly owned subsidiaries and equity companies in the table of its Oil and Gas Reserves at the Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited footnote) similar to the following:

	United States		Canada		Colombia		Total
		Natural		Natural		Natural		Natural
	Liquids	Gas	Liquids	Gas	Liquids	Gas	Liquids	Gas
Reserves	(MMBbls)	(Bcf)	(MMBbls)	(Bcf)	(MMBbls)	(Bcf)	(MMBbls)	(Bcf)
Proved Developed Reserves at January 1, 2010
Consolidated subsidiaries	0.2	18.4	—	5.0	0.6	—	0.8	23.4
Equity companies (1)	1.8	106.6	—	7.5	0.5	—	2.3	114.1
Proved Undeveloped Reserves at January 1, 2010
Consolidated subsidiaries	0.2	11.2	—	—	0.3	—	0.5	11.2
Equity companies (1)	3.4	360.3	—	—	0.1	—	3.5	360.3

(1)	Represents our proportionate share of interests in equity companies
     Our disclosure on page 142 of the 2010 Form 10-K states that the Standardized Measure of our total proved reserves as of December 31, 2009 was approximately $132.8 million ($56.6 million for our consolidated subsidiaries and $76.2 million for our equity companies), while our total assets at December 31, 2009 were approximately $10.6 billion. Therefore, we believe that amending the 2010 Form 10-K to include this additional information would not materially enhance the information available to investors. However, we undertake to comply with the request in our Form 10-K for the year ended December 31, 2011 (“2011 Form 10-K”).
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Notes to Consolidated Financial Statements
Note 8 — Commitments and Contingencies, page 16

Litigation, page 17

5.	We note your disclosure regarding the March 2011 judgment related to alleged violations of Algeria’s foreign currency exchange controls by Nabors Drilling International Limited states that the ultimate resolution of this matter could result in a loss of up to $31.1 million in excess of the amount accrued. Please disclose the amount of your accrual at June 30, 2011. Refer to FASB ASC 450-20-25.
     Our disclosure on page 19 of the June 30, 2011 Form 10-Q reflects the total amount in controversy as $39.1 million and indicates that the ultimate resolution could result in a loss exceeding our accrual by $31.1 million. This is consistent with the example provided by the FASB ASC in 450-20-55-37. The Company submits that disclosing the total amount in controversy, as well as the amount of exposure in excess of the accrual, satisfies the requirements of FASB ASC 450-20-50. The Company understands FASB ASC 450-20-50 (“Disclosure”) to apply, rather than FASB ASC 450-20-25 (“Recognition”).
Form 8-K furnished February 16, 2011
Consolidated Statements of Income (Loss) Excluding Certain Non-Cash Charges (Non-GAAP), page 1-7
6.	It appears that you have presented an alternative income statement which excludes certain items recorded in your GAAP-basis Statements of Income (Loss). This appears to represent a full non-GAAP income statement which is not consistent with Regulation G. Please confirm you will remove such presentation in future Exchange Act filings or tell us why you believe the presentation of a non-GAAP income statement is appropriate. For additional guidance, refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.
     The Company notes the Staff’s comment and undertakes to comply in its future Exchange Act submissions.
7.	We note that you have presented non-GAAP earnings per share information. However, it does not appear that you have provided a reconciliation of non-GAAP earnings per share to your GAAP-basis earnings per share showing the per share impact of each individual non-GAAP adjustment. Please confirm that you will provide this type of reconciliation in future Exchange Act filings. For additional guidance, refer to Question 102.05 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.
     The Company notes the Staff’s comment and undertakes to comply in its future Exchange Act submissions.
Engineering Comments
Form 10-K for Fiscal Year Ended December 31, 2010
Properties, page 19
Summary of Oil and Gas Reserves, page 20
8.	We note that the “Total Proved” figures do not agree with those presented in the Notes to Consolidated Financial Statements on page 140. Please modify your presentation to remove these differences.
     The Company acknowledges the Staff’s comment. The reserves labeled as “Total Proved” on page 20 of the 2010 Form 10-K represent our “Total Undeveloped” reserves and, although the information is available within the table itself, we inadvertently omitted the line for “Total Proved” reserves. Additionally, we note that some of the December 31, 2010 reserve figures presented on page 20 differ from the same information on page 140 due to rounding of some figures. We disclose on page 142 that the Standardized Measure of total proved reserves as of December 31, 2010 was approximately $623.6 million in total ($268.5 million for our consolidated subsidiaries and $355.1 million for our equity companies), while our total assets at December 31, 2010 were $11.6 billion. Therefore we believe that amending the 2010 Form 10-K to revise this information would not materially enhance the information available to investors. However, we undertake to comply with the request in our 2011 Form 10-K, including adding specific presentation of our “Total Proved” reserves and ensuring that the information presented in Item 2 reconciles with the Notes to Consolidated Financial Statements.
9.	Please furnish to us the report that served as the basis for your Cat Canyon proved reserves disclosures. Include a narrative of the development activities, their schedules and estimated capital costs.
     The Company filed the report of Netherland, Sewell & Associates, Inc. as Exhibit 99.2 to the 2010 Form 10-K, which was used as the basis for the Cat Canyon proved reserves disclosure. We believe that is the report the Staff is requesting.
     The Cat Canyon field was originally developed by Texaco (Getty), but was closed in the late 1990s because of low oil prices. The Cat Canyon project uses steam flooding to enhance the recovery of the heavy oil that is present in several horizons in this area. The Company owns a 25% non-operating working interest in the project and has participated and will continue to participate in the return to production and expanded development of this project. At December 31, 2010, 22 wells returned to production, and workovers had begun on an additional 293 existing wells. The estimated capital costs to these existing wells approximate $100,000 per well. The drilling of an additional 525 wells is planned over the next five years at an average cost of $1 million per well.
Proved Undeveloped Reserves, page 21
10.	We note the conversion to proved developed reserves of 62 BCFE or 11% of your proved undeveloped reserves. Please expand your disclosure to present the development capital you expended for this conversion. Refer to Item 1203(c) of Regulation S-K.
     The Company notes the Staff’s comment. During 2010, all proved reserves converted from undeveloped to developed were in our U.S. unconsolidated oil and gas joint venture. Development capital attributable to this conversion was $118.8 million, which is presented on page 138 of our 2010 Form 10-K for this U.S. unconsolidated oil and gas joint venture. Because the Company’s investment in this unconsolidated joint venture approximates less than 2% of its total assets ($11.6 billion at December 31, 2010), we believe that amending the 2010 Form 10-K to revise this information would not materially enhance the information available to investors. In accordance with Item 1203(c) of Regulation S-K, we will expand our disclosure in this regard in future filings.
11.	We also note that your PUD reserves are scheduled for development by 2016. Please expand your discussion to explain why you will not convert your remaining PUD reserves within five years of booking. Refer to Item 1203(d) of Regulation S-K.
In stating that our PUD reserves are scheduled for development “by 2016”, our intention was to convey that the reserves were scheduled for development on or before December 31, 2015 (i.e. within five years of booking). The Company undertakes to clarify this disclosure in future filings.
12.	In addition to conversion to proved developed status, please disclose the other sources of material changes to your proved undeveloped reserves, i.e. drilling, acquisition/divestiture and revisions. Refer to Item 1203(1) of Regulation S-K.
      The only meaningful source of change to proved undeveloped reserves, other than conversion to “proved developed”, was the addition of proved undeveloped reserves by acquisition. The acquisition of the Cat Canyon reserves is disclosed on page 20, although we acknowledge that we did not quantify proved undeveloped reserves. Our U.S. unconsolidated joint venture also added proved undeveloped reserves as a result of multiple acquisitions. Collectively, 99.5 Bcfe of proved undeveloped reserves were added as a result of these acquisitions. In our table “Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves” on page 142 of the 2010 Form 10-K, our acquisition of Cat Canyon represented 97% of the values from consolidated subsidiary and equity company acquisitions during 2010. There were no other material changes to our proved undeveloped reserves. Nevertheless, the Company acknowledges the Staff’s comment and undertakes to comply with the request in future filings.

Present Activities, page 23
13.	Please expand this discussion to include your delivery commitments per Item 1207 of Regulation S-K.
     We do not believe that we have any delivery commitments that would require disclosure under Item 1207 of Regulation S-K.
Gross and Net Undeveloped Acreage, page 24
14.	Item 1208(b) of Regulation S-K requires the disclosure of material minimum remaining terms of leases and concessions. Please expand your disclosure to comply with Regulation S-K.
     We considered the requirements under Item 1208 of Regulation S-K and disclosed our “Gross and Net Undeveloped Acreage” on page 24 of the 2010 Form 10-K. Our undeveloped acreage subject to leasehold expiration over the next three years is 248,000 net acres and has a book value of $55.9 million. Because the net undeveloped acreage has a book value comprising less than 1% of our total assets (approximately $11.6 billion at December 31, 2010), we do not consider the terms to be material.
Notes to Consolidated Financial Statements, page 70
Oil and Gas Reserves, page 140
15.	FASB ASC subparagraph 932-235-50-5(c) requires the explanation of significant changes to proved reserves by acquisitions. We note the absence of such discussion for two 2010 acquisitions. Please expand your disclosure to comply with ASC 932.
     The Company acknowledges the Staff’s comment and undertakes to clarify this disclosure in future filings. We disclosed, on page 20 of the 2010 Form 10-K under Item 2 in the Summary of Oil and Gas Reserves, the change during 2010 to our proved reserves resulting from the acquisition of working interests in the Cat Canyon and West Cat Canyon fields. We acknowledge that this information would also be meaningful in the table of Oil and Gas Reserves at the Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited footnote on page 140 of the 2010 Form 10-K) and undertake to include the note from page 20 in the 2011 Form 10-K in both the “Properties” section and in the footnotes to our financial statements. However, we believe that amending the 2010 Form 10-K to include this information on page 140 would not materially enhance the information available to investors because the description of the significant change during 2010 is disclosed elsewhere in the 2010 Form 10-K.
Exhibit 99.3
16.	This third party report presents conformance with Canada’s oil and gas disclosure regulations, NI 51-101, instead of those required by the Commission. Please furnish a report that complies with Item 1202(a)(8) of Regulation S-K.
     The Company acknowledges the Staff’s comment, which has been conveyed to the Company’s third-party engineer, AJM Deloitte, formerly AJM Petroleum Consultants (“AJM”). AJM has confirmed that their report attached as an exhibit to our 2010 Form 10-K complies with applicable SEC regulations notwithstanding the reference in the report to NI 51-101. The Company submits as an attachment AJM’s confirmation.
*   *   *
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In the event the Staff has additional questions or comments, please contact the undersigned at (281) 775-8166, or Arnold B. Peinado, III of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5546.

Sincerely yours,
/s/ Laura W. Doerre
Laura W. Doerre
Vice President and General Counsel Nabors Corporate Services, Inc.

cc:	Securities and Exchange Commission: John Cannarella Ethan Horowitz Ronald Winfrey

Nabors Industries Ltd.: Eugene M. Isenberg R. Clark Wood

Milbank, Tweed, Hadley & McCloy LLP: Arnold B. Peinado, III

Fifth Avenue Place
600, 425 — 1 Street SW
Calgary AB T2P 3L8
Canada

Tel: 403-648-3200
Fax: 403-265-0862
www.deloitte.ca
August 26, 2011
Ramshorn Canada Investments Limited
2800, 500 — 4th Avenue S.W.
Calgary, Alberta
T2P 2V6
Attention:	Mr. Dan Martin, P.Eng Chief Exploitation Engineer/ Facilities Construction Manager
Dear Sir:
RE:	Ramshorn Canada Investments Limited (RCI) and Stone Mountain Venture Partnership (SMVP)
This is to confirm our Reserve and Resource Estimation and Economic Evaluation effective December 31, 2010 for Ramshorn Canada Investments Limited (RCI) and Stone Mountain Venture Partnership dated January 14, 2010 were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC.
The proved and proved plus probable reserve estimates provided conform to the reserve definitions as set forth in the SEC’s Regulation S-X Part 210.4-10(a) and as clarified in subsequent Commission Staff Accounting Bulletins. We believe that such assumptions, data, methods, and procedures are appropriate for the purpose served by the reports.
In accordance with SEC requirements all prices and costs (capital and operating) were held constant. The effects of derivative instruments designated as price hedges of oil and gas quantities if any, are not reflected in AJM’s individual property evaluations. An oil equivalent conversion factor of 6.0 Mcf per 1.0 barrel oil was used for sales gas.
Please note that pursuant to an Agreement dated June 10, 2011 between the partners of AJM Petroleum Consultants (“AJMPC”) and Deloitte the business of AJMPC will be acquired by Deloitte effective June 1, 2011. The closing of the intended transaction is scheduled for July 22, 2011. Upon closing, AJMPC will become part of Deloitte and will be referred to as AJM Deloitte. The acquisition included AJMPC’s reserves audit business. Although AJMPC will no longer provide reserves evaluation or audit services, it

Ramshorn Canada Investments Limited
August 26, 2011

will continue to provide consents to the securities commissions or similar regulatory authorities in respect of evaluation and audit reports prepared by AJMPC prior to the Deloitte transaction. AJM Deloitte will continue to provide reserves evaluation and audit services.
Yours truly,
AJM Deloitte
Signed by “Robin G. Bertram”
Robin G. Bertram, P. Eng.
Associate Partner
/sd